July 27, 2007

United States
Securities and Exchange Commission
Mail Stop #3561
Washington DC
20549

ATTENTION: Mr. Ethan Horowitz

Dear Sirs:
RE: Modern City Entertainment Inc.
Item 10KSB for the Fiscal Year Ended
March 31, 2006, Filed July 9, 2007
File No. 000-50468

We are in receipt of your letter dated July 13, 2007 and provide herewith a response to each of the issues that you raise in that letter.

Exchange Act Reports

You have correctly noted that certain periodic reports for the Company are delinquent and are required to be filed.  Please find below our time frame for the filing of each of those periodic reports;

REPORT                                                                           PROJECTED FILING DATE
Quarterly Report 10QSB for the three months
ended September 30, 2006                                                               Friday August 3, 2007

Quarterly report 10QSB for the three months
ended December 31, 2006                                                                Friday August 10, 2007

Annual Report 10KSB for the year ended
March 31, 2007                                                                                  Friday August 17, 2007

With respect to the 8K/A which we are drafting for filing, which includes the audited pre-acquisition financial statements for Modern City Entertainment LLC, from inception to December 31, 2006 and for the three months ended March 31, 2007, along with a pro-forma consolidated balance sheet as at March 31, 2007 and consolidated statement of operations for the period from inception to March 31, 2007, this filing is expected to be completed and filed by no later than Friday August 3, 2007.

We concur that the filing is delinquent and should have been in place at the date of this response.  However, please note that the Company is not a trading entity at this time and we request your leniency as the Company comes up to standard with it’s filing obligations.

With respect to the comment in your letter that the Company appears to be a “blank check” Company, we do not believe that to be the case.  The Company has continued to pursue it’s business plan in the entertainment/media industry, however has recently changed it’s focus in reaction to market demand from that of developing facilities to the acquisition and production of feature film, or more commonly referred to as an independent movie Company.  The Company has incurred approximately $1.4 million dollars in the development of its business objectives prior to the acquisition of Modern City Entertainment LLC, which exceeds “nominal operations” and is therefore not a “blank check” Company.  In fact, the Company’s recent successful diversification in expanding it’s business objectives through the acquisition of Modern City Entertainment LLC in itself represents the culmination of substantive effort by the management of the Company.  The Company has maintained and expanded upon its corporate directors and management and is currently funded and holds a portfolio of screen plays which will go into production in the current year.

Once again we thank you for your patience as we meet the compliance requirements  of the Securities and Exchange commission over the next few weeks and assure you that the infrastructure in the Company has been developed to ensure that further delinquencies will not be incurred.

Yours truly

/s/ William Erfurth
William Erfurth
President
Modern City Entertainment Inc.

cc.           Mr. James Vandeberg – Otto Law Group
Mr. Brad Hacker – Kramer Weisman & Associates, CPA’s